Denise L. Nappier
Treasurer
April 17, 2007
Dear Fellow ExxonMobil Shareholder:
As principal fiduciary of the $24 billion Connecticut Retirement Plan and Trust Funds (CRPTF), I am writing to urge you to join the CRPTF in withholding support from director Michael Boskin for reappointment to the board on May 30, 2007, at the ExxonMobil 2007 Annual Meeting of Shareholders.
Five times over the past eighteen months, the CRPTF and a coalition of investors representing $658 billion in assets have asked to meet with Mr. Boskin to discuss ExxonMobil’s position on climate risk and its impact on the long-term value of our investment in the company. This request has been declined each time. His refusal to meet with shareholders on this issue is especially troubling given Mr. Boskin’s position as Chair of the Public Issues Committee for ExxonMobil’s board of directors. The charge of the Public Issues Committee is “to review and provide advice, as the Committee deems appropriate, regarding the Corporation’s policies, programs and practices on public issues of significance, including their effects on safety, health and the environment.”
With growing consensus from the scientific community that climate change will have significant, far-reaching implications, many leading corporations from various industries are considering how global warming and environmental regulations could affect their future business. Institutional investors have been working together with those companies to assess and plan for the financial risks and potential business opportunities related to global climate change. As one of the world’s largest refiners and marketers of oil products, ExxonMobil would be profoundly impacted if environmental regulations were imposed on their industry.
We are concerned that the advice on climate risk provided by the Public Issues Committee to the full ExxonMobil board does not reflect the views of key institutional shareholders, including the CRPTF. Although ExxonMobil’s management has offered to meet with shareholders in lieu of a meeting with Mr. Boskin, we believe that strategic direction regarding ExxonMobil’s response to climate change needs to come from the board. Mr. Boskin’s continued refusal to discuss this important issue with ExxonMobil’s institutional investors raises questions about his commitment to the long-term health of the corporation and its shareholders.
Therefore, the CRPTF will withhold support from Mr. Boskin when it votes its proxies for board directors at the ExxonMobil 2007 Annual Meeting of Shareholders, and we encourage you to do so as well.
Sincerely,
Denise L. Nappier
Connecticut State Treasurer
55 Elm Street, Hartford, Connecticut 06106-1773, Telephone: (860) 702)-3000